UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

USA Truck, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

902925106

(CUSIP Number)

Todd F. Carlson, Esq.
General Counsel
Knight Transportation, Inc.
5601 West Buckeye Road
Phoenix, Arizona 85043

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Knight Capital Growth LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,304,517
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,304,517

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,517
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 902925106	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS Knight Transportation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,304,517
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,304,517
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,517
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

13D	Page 4 of 5 Pages

Item 1.  Security and Issuer.

 This Amendment No. 3 to Schedule 13D (this “13D Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on September 26, 2013, by Knight Transportation, Inc. (“Knight Transportation”) and Knight Capital Growth LLC, as amended by Amendment No.1 to the Original Schedule 13D filed on September 30, 2013 and Amendment No. 2 to the Original Schedule 13D filed on October 15, 2013. The Original Schedule 13D relates to the shares of common stock, par value $0.01 per share, issued by USA Truck, Inc. (“USA Truck” or the “Issuer”). The address of the principal executive offices of the Issuer is 3200 Industrial Park Road, Van Buren, Arkansas. Capitalized terms used but not defined in this 13D Amendment No. 3 shall have the meanings ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

In light of the significant execution risks faced by USA Truck and the current challenges in the trucking industry, Knight Transportation continues to believe that its $9.00 per share proposal fully and fairly values USA Truck.  The presentation materials attached herewith as Exhibit 99.5 provide a more detailed description of the rationale for Knight Transportation’s position regarding its August 28, 2013 proposal.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

99.5  Knight Transportation's Proposal for USA Truck

99.6  Press Release, dated November 4, 2013, issued by Knight Transportation

13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2013
KNIGHT TRANSPORTATION, INC.

/s/ Kevin P. Knight
Name: Kevin P. Knight
Title: Chief Executive Officer

KNIGHT CAPITAL GROWTH LLC

/s/ Kevin P. Knight
Name: Kevin P. Knight
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.5	Knight Transportation's Proposal for USA Truck
99.6	Press Release, dated November 4, 2013, issued by Knight Transportation